Exhibit 12.1

Campbell Soup Company

Ratio of Earnings to Fixed Charges

Nine Months Ended 4/29/12
Earnings
Earnings from continuing operations before taxes	$928
Amortization of capitalized interest	3
Fixed charges	103
Capitalized interest	(2)

Earnings	$1,032

Fixed Charges
Gross interest:
Interest expense	$87
Capitalized interest	2
Amortization of debt issuance costs	2
Interest portion of rent	12
Fixed Charges	$103

Ratio of Earnings to Fixed Charges	10.0

The ratio of earnings to fixed charges was computed by dividing our earnings by fixed charges. For this purpose, earnings include the sum of earnings from continuing operations before taxes, amortization of capitalized interest, and fixed charges, less capitalized interest. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals. All amounts are on an as reported basis. In the nine months ended April 29, 2012, we recorded pre-tax restructuring charges of $9 million.